Filed by Pacific Oak Strategic Opportunity REIT, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 , as amended

Subject Company: Pacific Oak Strategic Opportunity REIT II, Inc.

Commission File No.: 000-55424

The following Q&A is being sent to stockholders and/or financial advisors of stockholders of Pacific Oak Strategic Opportunity REIT II, Inc., either through mail or email delivery

Hello, my name is Jeff Kremin, National Sales Manager for Pacific Oak Capital Markets Group. This message is in regard to the Pacific Oak Strategic Opportunity REIT II proxy information that was recently mailed to you. This information provides the details of the proposed merger of Pacific Oak Strategic Opportunity REIT II into a subsidiary of Pacific Oak Strategic Opportunity REIT. In order to answer some questions regarding the proposal, I am joined today by Keith Hall, the Chief Executive Officer of Pacific Oak Strategic Opportunity REIT and Pacific Oak Strategic Opportunity REIT II, which we may also refer to as SOR and SOR II, respectively.

Let’s begin with the basics:

1.	Q: Who are the parties involved and what is the basic merger proposal?

A: The parties involved are SOR and SOR II. The proposal is for SOR II to be merged into a subsidiary of SOR. If the merger is approved by SOR II investors and the other closing conditions are satisfied, they will receive shares of SOR in exchange for their SOR II shares.

2.	Q: If the merger is approved, how many SOR shares will SOR II stockholders receive for each SOR II share?

A: If the merger is approved, then each SOR II share will be converted into the right to receive 0.9643 SOR shares. This exchange ratio was determined based on a thorough review of the relative valuation of each company by their respective boards and financial advisors.

3.	Q: What are the anticipated benefits of the merger?

A: The merger is expected to create meaningful operational and financial benefits. Some of the expected benefits are a larger, more diversified portfolio of assets, a more diversified tenant base, reduced expenses due to increased size and additional flexibility regarding asset hold periods.

4.	Q: Are there tax implications for the proposed merger?

A: The merger is intended to qualify as a “reorganization” and SOR II stockholders should not generally recognize gain or loss for U.S. federal income tax purposes upon the receipt of SOR stock in connection with the merger.

5.	Q: Does the Board of Directors recommend the merger to the SOR II stockholders?

A: Yes, the SOR II Board of Directors unanimously recommends the approval of the merger.

6.	Q: Did any third parties give advice to the Board of Directors as to the appropriateness of the conversion ratio of SOR II shares to SOR shares?

A: Yes, the Boards of each REIT formed special committees of independent directors to evaluate and negotiate the merger. Each special committee engaged its own financial advisor with respect to the proposed merger. Houlihan Lokey was the financial advisor for SOR and Sun Trust Robinson Humphrey was used by SOR II.

7.	Q: What vote is required to approve the merger?

A: Holders of at least a majority of SOR II shares are required to approve the merger.

8.	Q: When is the merger expected to close?

A: Assuming favorable voting results, we anticipate the merger closing in early October 2020.

9.	Q: Where can I get additional information?

A: You should have recently received a joint proxy statement/prospectus with information about SOR and the proposed merger. You can also go to http://www.pacificoakcmg.com/offering/reit-ii to review this information.

10.	Q: How do I cast my vote?

A: You can go to www.proxydocs.com/pacoak, call 844-926-2211 or mail in your ballot.

Keith, thank you very much. I believe this covers many topics that would interest stockholders. As a final reminder, to cast your vote, please reference your control number in the proxy materials that were mailed to you. Using this control number you may cast your vote by visiting www.proxydocs.com/pacoak; by calling toll free at 844-926-2211 to speak with a live representative; or by mailing in the ballot. Again, I want to thank you for your time.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS: Certain statements in this Q&A include forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements reflect management’s current expectations regarding future events, but are not guarantees of performance, and it is possible that actual results and performance could differ materially from these stated expectations. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, performance, and achievement to differ materially from those expressed, including but not limited to the risk that the expected benefits of the proposed merger do not materialize. Factors that could cause actual results to differ materially from SOR’s or SOR II’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to SOR II or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; the ability to provide sufficient liquidity to stockholders relative to demand; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of SOR or SOR II; and other factors. To learn more about these risks and uncertainties, please read the risk factors set forth the proxy materials that were mailed to you, including SOR and SOR II’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q included in the Annexes to the joint proxy statement/prospectus. All forward-looking statements made in this Q&A speak only as of the date they are made. We undertake no obligation to revise or update these statements to reflect events or circumstances after the date of this communication, except as required by law.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION: In connection with the proposed transaction, Pacific Oak Strategic Opportunity REIT, Inc. (“SOR”) filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective by the SEC. The registration statement contains a proxy statement of Pacific Oak Strategic Opportunity REIT II, Inc. (“SOR II”) and also constitutes a prospectus for SOR. The proxy statement/prospectus has been mailed to SOR II’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY SOR AND SOR II, AS APPLICABLE, IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SOR, SOR II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials are available free of charge by accessing SOR’s website (http://www.pacificoakcmg.com/offering/reit-i) or SOR II’s website (http://www.pacificoakcmg.com/offering/reit-ii).